News Release
Bema Announces Increase to Kupol Gold and Silver Resource Estimate

Vancouver - February 8, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) announces the updated Indicated and Inferred resource estimate for the Kupol gold and silver project, following the 2005 exploration program. Bema has added an additional 638,000 ounces of gold and 5.4 million ounces of silver representing a 15% increase in the Indicated gold resource since the Feasibility Study resource estimate (Refer to press release dated March 22, 2005). In addition, exploration drilling has replaced all of the ounces which were converted from Inferred to Indicated and has added 78,000 ounces of gold and 314,000 ounces of silver to the Inferred resource.

The increased Indicated resources are located in the South, Central, Big Bend and North zones at depths between 75 and 300 metres below surface. These new resources fall within the mine’s current primary development plan and will improve production early in the mine life by displacing lower grade ore. Based on these results, Bema’s operations team expects to complete an update of the mineable reserves and mine plan by May 2006.

The Kupol project now has an Indicated resource of 7.4 million tonnes containing 4.8 million ounces of gold at an average grade of 20.2 grams per tonne (g/t) and 58 million ounces of silver at an average grade of 244.2 g/t. The Inferred resource is now 3.9 million tonnes containing 1.7 million ounces of gold and 22.2 million ounces of silver with average grades of 13.7 g/t and 177 g/t respectively.

The updated Indicated and Inferred resources for vein material (with cut grades) above a 6 g/t gold grade cutoff by area for the Kupol property are summarized below:

Estimated Indicated Resources, Undiluted, Vein, above 6 g/t Gold Cutoff

Zone	Tonnes (000's)	Gold Grade (g/t)	Contained Metal Gold Troy Ounces (000's)	Silver Grade (g/t)	Contained Metal Silver Troy Ounces (000's)
Big Bend	2,318	29.0	2,165	344.0	25,637
Central	1,832	16.3	958	208.2	12,263
North	2,365	16.7	1,267	197.9	15,045
South	912	14.8	433	182.9	5,362

Total	7,427	20.2	4,822	244.2	58,307

Estimated Inferred Resources, Undiluted, Vein, above 6 g/t Gold Cutoff

Zone	Tonnes (000's)	Gold Grade (g/t)	Contained Metal Gold Troy Ounces (000's)	Silver Grade (g/t)	Contained Metal Silver Troy Ounces (000's)
Big Bend	134	10.8	46	144.3	620
Central	311	9.4	94	160.8	1,607
North	797	11.0	281	168.8	4,329
North Extension	2,117	15.2	1,032	170.8	11,627
South	354	14.5	165	263.1	2,993
South Extension	124	12.2	49	136.4	543
Vtoryi II	68	21.8	48	231.9	506

Total	3,904	13.7	1,714	177.0	22,225

To date, a total of 671 diamond drill holes (122,548 metres) and 334 trenches (9,013metres) were used to estimate Indicated and Inferred resources at Kupol.

In addition to the increase of the Indicated resources, other highlights of the 2005 drilling include: deep drilling in the North Extension which extended Inferred resources 200 metres north of previous estimates; deep drilling under the Big Bend and South zones; the discovery of the Vtoryi II vein, which remains open in all directions; and, further delineation of the South offset zone located east of the main South veins.

The resource estimate was completed using a three-dimensional computer block model built using Datamine software. The interpretation of veins, stockwork zones, dykes and faults were completed on vertical east-west trending cross sections with reconciliation of the interpretation done on levels. Three dimensional solids (wireframe) models were built from the interpretations and were the basis for coding the block model and drill hole assay intervals. A set of 39 estimation domains was used to control the search orientations for the inverse-distance-squared estimation. The Vtoryi II resource was estimated using inverse distance to the 6th.

Gold and silver grades were cut prior to grade estimation and resource reporting. The amount of metal removed is similar to the metal reduction targets recommended in the Feasibility Study. The gold and silver metal reduction for Indicated and Inferred resources is 6.2 and 6.8 percent, respectively as compared to the uncut estimation.

Indicated resources are nominally drilled on a 50 x 50-metre hole and trench spacing with over 80 percent of Big Bend drilled at 25x50-metre spacing. Projection of Indicated resources is limited to 25 metres down dip and 12.5 to 25 metres along strike. Inferred resources are nominally on a 100-metre drill hole spacing with projection beyond a hole no more than 100 metres.

Specific gravity measurements were completed in the 2005 drill campaign in the North Extension and Vtoryi II areas. A total of 109 measurements on vein and stockwork samples for North Extension give an average specific gravity of 2.52 and 78 measurements on vein samples in Vtoryi II gives a value of 2.54. Measurements (approximately 600) were made in 2003 and 2004 on the rest of Kupol including South, Big Bend, Central and North indicating 2.48 is an appropriate specific gravity for these areas.

In late May 2006 an exploration program consisting of 20,000 metres of diamond drilling will commence designed to test other veins, structures and extensions of the main Kupol vein which continues to remain open in all directions.

Bema has completed a Feasibility Study for the Kupol project demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The project is fully financed and final permitting is expected in the next 60 days. Construction has commenced at Kupol and Bema is currently on schedule to commence production in mid 2008. The Kupol project is a joint venture between Bema (75%) and the Government of Chuktoka (25%).

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Kupol Mineral Resource

Quality Assurance / Quality Control (“QA/QC”) on Assay and Logged Database

The geological interpretations were completed under the supervision of Hugh MacKinnon, project manager for the exploration activities at Kupol. The resource estimate was prepared by Bema personnel under the supervision of Susan Meister, manager of Bema’s resource estimation group. Tom Garagan, Vice President Exploration is the Qualified Person on the resource estimate.

The Kupol QA/QC program used to monitor the accuracy of the assay database was overseen by Bema’s Qualified Person Tom Garagan and was audited by Smee and Associates, who found it to be compliant with 43-101 regulations. The lithology database was verified by redundant checks against original and quick log information

Resource Classification

Mineral Resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000), relevant definitions being quoted below. This classification is the basis for Technical Reports by Qualified Persons in Canada, and the classification is virtually the same as that of the JORC code (Australia), SME guidelines (USA), SAMREC (South Africa) and that of the European Union.

The CIM Mineral Resource Definitions state that an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shapes and physical characteristics can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced close-enough for geological and grade continuity to be reasonably assumed. Mineral resources under NI 43-101 must show a reasonable chance of economic viability however are not mineral reserves and do not have demonstrated economic viability.

An Inferred Mineral Resource can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful appreciation of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange’s Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.